SOCIAL MEDIA POSTS



Streamline 66
64 followers
Promoted

Phillips 66's (NYSE: PSX) quality assets lack the management focus needed to maximize value — costing shareholders dearly. Help change the narrative by voting the GOLD card FOR Elliott's highly qualified nominees and proposal to implement annual elections for all board seats.

PHILLIPS 66:
POOR ASSETS
OR POOR
LEADERSHIP?
STREAMLINE 66
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Phillips 66 Management, Strategy Shortfall Cost Shareholders | Elliott

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Streamline 66
64 followers
Promoted

···

With the right leadership and strategy, Phillips 66 (NYSE: PSX) can change its narrative. Vote the GOLD card FOR Elliott's highly qualified board nominees and proposal calling for annual elections for all board seats. #Streamline66

PHILLIPS 66 CAN CHANGE THE NARRATIVE WITH:

☑ Decisive Leadership

☑ Effective Corporate Structure

☑ Clear, Credible Strategy

☑ Consistent Execution



ⓘ Click here for more important information

Vote Today to Change the Narrative at Phillips 66 | Elliott
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Streamline 66
64 followers
Promoted

Unlike Phillips 66's (NYSE: PSX) own management, Brian Coffman, an Elliott nominee for Phillips' Board and a longtime refining executive, sees "tremendous capability" waiting to be tapped. Vote the GOLD card at the upcoming annual general meeting.



We see a lot of potential in the Phillips 66 refining company. I mean, there's just tremendous capability there.
Brian Coffman, Former CEO of Motiva Enterprises, Elliott Board Nominee
STREAMLINE 66
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Coffman, Elliott Board Nominee, Sees Value in Phillips 66 Refining
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Streamline 66
64 followers
Promoted

Phillips 66 (NYSE: PSX) shareholders, act today to #Streamline66. Vote the GOLD card FOR Elliott's highly qualified nominees and proposal to implement annual elections for all board seats. For more information on how to vote:



PHILLIPS 66 SHAREHOLDERS:

VOTE FOR CHANGE

HERE'S HOW

STREAMLINE 66

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Phillips 66 Shareholders: Act Today, Vote for Change | Elliott
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Streamline 66
64 followers
Promoted

Phillips 66 (NYSE: PSX) shareholders, your vote matters—regardless of how many shares you own. Vote the GOLD card FOR Elliott's highly qualified board nominees and proposal calling for annual elections for all board seats. For help on voting to #Streamline66:



PHILLIPS 66 SHAREHOLDERS, YOUR VOTE MATTERS

VOTE TODAY TO #STREAMLINE66

STREAMLINE 66

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Phillips 66 Shareholders, Your Vote Matters | Elliott
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PROGRAMMATIC ADVERTISEMENTS



STREAMLINE 66
Another year of empty rhetoric and broken promises is unacceptable.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card

STREAMLINE 66
Another year of empty rhetoric and broken promises is unacceptable.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card

STREAMLINE 66
Another year of empty rhetoric and broken promises is unacceptable.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card


STREAMLINE 66
Vote the GOLD card


STREAMLINE 66
A transformation of Phillips is long overdue.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card


STREAMLINE 66
A transformation of Phillips is long overdue.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card


STREAMLINE 66
A transformation of Phillips is long overdue.
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card



STREAMLINE 66

Another year of **empty rhetoric** and **broken promises** is **unacceptable.**

Elliott's letter to Phillips 66's Board, 2/11/25

Vote the **GOLD** card

STREAMLINE 66

Another year of **empty rhetoric** and **broken promises** is **unacceptable.**

Elliott's letter to Phillips 66's Board, 2/11/25

Vote the **GOLD** card



STREAMLINE 66
Another year of **empty rhetoric** and **broken promises** is **unacceptable.**
Elliott's letter to Phillips 66's Board, 2/11/25
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

STREAMLINE 66
Vote the GOLD card

WEBSITE MATERIALS



ELLIOTT'S PLAN TO STREAMLINE PHILLIPS 66

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

Elliott is pleased to have the support and assistance of Phillips 66 shareholder and accomplished energy industry veteran Gregory Goff for our effort to boost shareholder value at Phillips 66.

[View Statement →]



ELLIOTT'S STREAMLINE 66 PODCAST

The latest in Elliott Investment Management's efforts to help streamline Phillips 66 and enhance shareholder value, featuring conversations with industry experts and Elliott's exceptional director candidates.

[View Podcast →]



S1: E2

BRIAN COFFMAN, FORMER CEO OF MOTIVA

YOUR VOTE MATTERS
VOTE YOUR SHARES TODAY

The Annual General Meeting of Phillips 66 (the "Company") shareholders is scheduled to be held virtually on May 21, 2025. You can vote your shares using one of the voting options listed below. Elliott urges you to use the **GOLD** universal proxy card or voting instruction form.

STREAMLINE **66** GOLD PROXY CARD

ELLIOTT NOMINEES	FOR	WITHHOLD
Brian S. Coffman	✅	☐
Sigmund L. Cornelius	✅	☐
Michael A. Heim	✅	☐
Stacy D. Nieuwoudt	✅	☐

OPPOSED PHILLIPS 66 NOMINEES		
A. Nigel Hearne	☐	❌
John E. Lowe	☐	❌
Robert W. Pease	☐	❌



How To Vote →



Howard L. Ungerleider

PROPOSALS

- Strong recommendation to vote "FOR" Proposal 2
- No recommendation with respect to Proposals 3, 4, 5
- Strong recommendation to vote "FOR" Proposal 6

ELLIOTT'S LETTER TO PHILLIPS 66 SHAREHOLDERS

Dear Fellow Phillips 66 Shareholder:

We are writing to you as fellow investors in Phillips 66 (NYSE: PSX) (the "Company"), an energy conglomerate that is falling well short of its potential and is in urgent need of a new direction.

We believe that with resolute and decisive action, Phillips 66 is primed to deliver far greater returns for its shareholders than it has over the past decade. The purpose of this letter is to seek your support for an upgraded Board of Directors that is committed to achieving the performance that shareholders demand and deserve. Your vote on the enclosed **Gold Card** will set in motion a clear plan to improve Phillips 66's operating performance, strengthen Board accountability and increase the value of your investment.

Read Full Letter Here →



ELLIOTT'S STREAMLINE 66 PRESENTATION

February 11, 2025

Download Presentation →

NOMINEES

Elliott has nominated four highly qualified candidates with best-in-class experience in refining and midstream operations, capital allocation and complex transactions. Elliott's director nominees are as follows.



Brian S. Coffman



Sigmund L. Cornelius



Michael A. Heim



Stacy D. Nieuwoudt

Former CEO of **Motiva Enterprises**
Former SVP of Refining at **Andeavor**

Former SVP and CFO of **ConocoPhillips**

One of the founders and former President and COO of **Targa Resources**

Former Energy and Industrials Analyst at **Citadel**

MATERIALS







Press Releases

VETERAN ENERGY EXECUTIVE GREGORY GOFF BACKS ELLIOTT'S PLAN TO UNLOCK VALUE AT PHILLIPS 66

April 9, 2025

Press Releases

ELLIOTT LAUNCHES "STREAMLINE 66" PODCAST FEATURING 1:1 CONVERSATIONS WITH ITS BEST-IN-CLASS DIRECTOR NOMINEES

April 8, 2025

Press Releases

ELLIOTT SENDS LETTER TO SHAREHOLDERS AND MAILS DEFINITIVE PROXY MATERIALS OUTLINING WHY BOARD CHANGE IS NEEDED AT PHILLIPS 66

April 3, 2025

SUBSCRIBE TO RECEIVE UPDATES

Email Address →















STREAMLINE 66

Privacy Policy | Disclaimer

Media Contact

Casey Friedman
Elliott Investment Management
T / 212-478-1780
E / cFriedman@elliottmgmt.com

Investor Contacts

Elliott Investment Management
E / investors@streamline66.com

Bruce Goldfarb / Pat McHugh
Okapi Partners LLC
T / (877) 629-6357
T / (212) 297-0720
E / info@okapipartners.com

Additional Information

Elliott Investment Management L.P., together with the other participants in Elliott's proxy solicitation (collectively, "Elliott"), has filed a definitive proxy statement and accompanying GOLD universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit proxies with respect to the election of Elliott's slate of highly qualified director candidates and the other proposals to be presented at the 2025 annual meeting of stockholders (the "Annual Meeting") of Phillips 66, a Delaware corporation ("Phillips" or the "Company"). Stockholders are advised to read the proxy statement and any other documents related to the solicitation of stockholders of the Company in connection with the Annual Meeting because they contain important information, including information relating to the participants in Elliott's proxy solicitation. These materials and other materials filed by Elliott with the SEC in connection with the solicitation of proxies are available at no charge on the SEC's website at http://www.sec.gov. The definitive proxy statement and other relevant documents filed by Elliott with the SEC are also available, without charge, by directing a request to Elliott's proxy solicitor, Okapi Partners LLC, at its toll-free number (877) 629-6357 or via email at info@okapipartners.com.